SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2011
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED LIBBEY INC.
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:
1. Financial statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2011, and December 31, 2010

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and December 31, 2010

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2. Exhibits

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMENDED AND RESTATED LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 21, 2012	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

		By:	/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President and Chief Financial Officer of Libbey Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Amended and Restated Libbey Inc.
Retirement Savings Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Amended and Restated Libbey Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Libbey Inc. Employee Benefits Committee

Amended and Restated Libbey Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Libbey Inc. Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 21, 2012

Amended and Restated Libbey Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value (Note 4)	$85,522,615	$91,214,476
Notes receivable from participants (Note 6)	1,981,032	1,870,239
Employer contribution receivable	60	101
Participant contribution receivable	105	169
Net assets available for benefits, at fair value	87,503,812	93,084,985
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(39,992)	191,979
Net assets available for benefits	$87,463,820	$93,276,964

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions
Investment income:
Interest and dividends	$1,133,890	$1,094,923
Contributions:
Participants	4,216,534	3,815,060
Employer	1,436,592	1,407,221
	5,653,126	5,222,281
Net transfer from Libbey Inc. Supplemental Retirement Plan	15,990	48,251
Total additions	6,803,006	6,365,455

Deductions
Participant withdrawals or benefits paid directly to participants	(6,654,951)	(6,514,870)
Expenses	(39,986)	(20,822)
Total deductions	(6,694,937)	(6,535,692)

Net (depreciation) appreciation in fair value of investments (Note 4)	(5,921,213)	19,605,153
Net (decrease) increase	(5,813,144)	19,434,916

Net assets available for benefits:
Beginning of year	93,276,964	73,842,048
End of year	$87,463,820	$93,276,964

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of Plan

General

The Amended and Restated Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 1, 2008.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions are allocated at participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.

The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 1% of pretax contributions and 50% of the participant’s pretax contributions from 2% to 6%, not to exceed 3.5% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily, with some limitations.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

For the years ended December 31, 2011 and 2010, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	With respect to before-tax deferrals, hardship (as defined in the Plan).

Benefits due upon death are generally paid in a lump sum or installments, depending on whether benefit distributions have already begun. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal,

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts. Other withdrawal options and/or forms of benefit payment may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds and wrap contracts. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined by using the market approach, discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

The Plan invests in common stock of the Company. Dividends paid or deemed paid shall constitute applicable dividends per the Internal Revenue Service (IRS) Code (the Code).

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. Fair Value Measurements

In accordance with ASC 820, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010 (Level 1, 2, and 3 inputs are defined above):

	Fair Value Measurements Using Input Type December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$32,080,952	$—	$—	$32,080,952
International equity	8,862,165	—	—	8,862,165
Fixed income	11,822,982	—	—	11,822,982
Libbey Inc. common stock	15,185,977	—	—	15,185,977
Common/collective trusts (a)	—	17,569,035	—	17,569,035
Wrap contracts	—	—	1,504	1,504
Total investments measured at fair value	$67,952,076	$17,569,035	$1,504	$85,522,615

	Fair Value Measurements Using Input Type December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$31,770,841	$—	$—	$31,770,841
International equity	10,375,519	—	—	10,375,519
Fixed income	10,565,436	—	—	10,565,436
Libbey Inc. common stock	22,839,616	—	—	22,839,616
Common/collective trusts (a)	—	15,663,064	—	15,663,064
Total investments measured at fair value	$75,551,412	$15,663,064	$—	$91,214,476
___________________________________

(a)
This category is primarily invested in synthetic GICs and common collective trusts which are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic GICs has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common collective trusts has been determined based on the fair value of the underlying investments of the fund as of the measurement date.

The Plan’s valuation methodologies used to measure the fair values of investments with registered investment companies and common stock were derived from quoted market prices, as all of these equity instruments have active markets. The common collective trusts are not available on an exchange or open market; however, the fair value is determined based on the underlying investments (primarily debt and equity securities, as well as mortgage-backed securities) that are traded on an exchange and active market. Reliance is placed on the net asset value of the audited financial statements of these trusts.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Libbey Inc. common stock*	$15,185,977	$22,839,616
JP Morgan Intermediate Bond Fund*	$9,222,089	$8,916,120
Harbor International Fund*	$8,862,165	$10,375,519
Harbor Bond Fund*	$6,907,728	$7,245,347
BlackRock Equity Index Fund	$5,985,293	$4,477,536
Dodge & Cox Stock Fund	$5,586,167	$5,447,446
Harbor Capital Appreciation Fund*	$4,947,895	$5,109,434
___________________________________
* The fund is sponsored by the Plan Trustee or represents a party-in-interest.

During 2011 and 2010, the Plan’s investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

	Year Ended December 31,
	2011	2010
Registered investment companies	$(2,712,658)	$4,810,345
Common/collective trusts	177,622	608,639
Libbey Inc. common stock	(3,386,177)	14,186,169
	$(5,921,213)	$19,605,153

5. Synthetic Guaranteed Investment Contracts

The Plan invests in synthetic GICs, which are wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high-quality, intermediate term, fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent. The underlying investments in the synthetic GICs include the JP Morgan Liquidity Fund, JP Morgan Intermediate Bond Fund and wrap contracts.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the fund may elect to convert such termination to an amortized election that effectively will immunize the fund, intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average Yields for Synthetic GICs	2011	2010
Based on actual earnings	1.86%	2.74%
Based on interest rate credited to participants	1.86%	1.66%

6. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semimonthly, biweekly, or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the loan must be paid in full otherwise it will be treated as a distribution to the participant after 90 days.

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

United States GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that it is no longer subject to income tax examinations for years prior to 2008.

8. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the Trustee, JP Morgan Chase Bank, and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$87,463,820	$93,276,964
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,992	(191,979)
Net assets available for benefits per the Form 5500	$87,503,812	$93,084,985

Amended and Restated Libbey Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the net (decrease) increase in assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
Net (decrease) increase in assets available for benefits per the financial statements	$(5,813,144)	$19,434,916
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	231,971	382,936
Total net (loss) income and transfers of assets per the Form 5500	$(5,581,173)	$19,817,852

Supplemental Schedule
Amended and Restated Libbey Inc.
Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Par, or Maturity Value Rate of Interest	Current Value

Registered investment companies:
American Century Investments	364,516 shares of Small Capital Value Fund	$2,835,935
	289,126 shares of Equity Income Fund	2,104,834
Harbor*	170,034 shares of International Fund	8,862,165
	566,672 shares of Bond Fund	6,907,728
	134,857 shares of Capital Appreciation Fund	4,947,895
	349,784 shares of Large Capital Value Fund	2,598,895
Invesco	129,255 shares of Small Capital Growth Fund	3,783,282
Dodge & Cox	54,960 shares of Stock Fund	5,586,167
Cohen & Steers	746 shares of Realty Shares Fund	29,439
Dimensional	5,815 shares of DFA Emerging Markets Value Fund	150,949
JP Morgan*	639 shares of High Yield Fund	4,903
	45,777 shares of SmartRetirement 2015 Fund	679,976
	137,231 shares of SmartRetirement 2020 Fund	2,024,277
	87,745 shares of SmartRetirement 2025 Fund	1,207,722
	75,384 shares of SmartRetirement 2030 Fund	1,073,703
	38,437 shares of SmartRetirement 2035 Fund	513,471
	26,657 shares of SmartRetirement 2040 Fund	375,855
	19,032 shares of SmartRetirement 2045 Fund	254,741
	14,808 shares of SmartRetirement 2050 Fund	198,303
	45,390 shares of SmartRetirement Income Fund	700,576
	3,967,813 units, 100% U.S. Treasury Money Market Fund	3,967,813
	22,898 units of Cash Investment Fund	22,898
American Funds	104,325 shares of Growth Fund of America	2,992,034
Vanguard	34,014 shares of Inflation-Protected Securities Fund	942,538
Common collective trusts:
JP Morgan*	Liquidity Fund	2,361,653
JP Morgan*	Intermediate Bond Fund	9,222,089
BlackRock	139,031 shares of Equity Index Fund	5,985,293
Wrap contracts:
Aegon	Wrap Contract	752
State Street	Wrap Contract	752
Common stock:
Libbey Inc.*	1,191,992 shares of common stock	15,185,977
Total investments		85,522,615

Participant Loans*	Interest rates ranging from 4.25% to 9.5% with latest maturity date of October 17, 2021	1,981,032
Net Total Assets		$87,503,647
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* Indicates a party-in-interest to the Plan.